SEYFARTH SHAW LLP

131 South Dearborn Street

Suite 4200

Chicago, Illinois 60603

September 27, 2013

VIA EDGAR

Mr. Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plan Investment Fund, Inc. (the “Registrant”)
File No. 811-04379

Dear Mr. Minore:

On behalf of the Registrant, we are responding to the oral comments of the Staff you provided on September 13, 2013 regarding the preliminary proxy materials, including the Notice of Meeting, Proxy Statement and Form of Proxy, of the Registrant, which were filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2013, under the Securities Exchange Act of 1934, as amended (the “Preliminary Proxy Materials”). Please advise me as soon as possible if any of the comments set forth below do not accurately reflect the comments of the Staff regarding the Preliminary Proxy Materials, or if you have any questions or comments concerning the responses thereto.

The Preliminary Proxy Materials relate to the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio (collectively, the “Portfolios”) of the Registrant. The Registrant desires to file definitive versions of the Preliminary Proxy Materials (the “Definitive Proxy Materials” and with the Preliminary Proxy Materials, the “Proxy Materials”) with the SEC and send the Definitive Proxy Materials to the Participation Certificate Holders of the Portfolios as soon as possible. Capitalized terms used but not defined herein shall have the meanings given to them in the Preliminary Proxy Materials.

1. Comment: Please include the New Investment Advisory Agreements, as well as any fee waiver agreement relating thereto, as exhibits to the Proxy Statement.

    Response: The Registrant will include the form of the New Investment Advisory Agreements, as well as the fee waiver agreement relating thereto, in the form they are proposed to be entered into, as exhibits to the Proxy Statement included in the Definitive Proxy Materials.

September 27, 2013

2. Comment: Please file the New Investment Advisory Agreements and any fee waiver agreement relating thereto as exhibits to the Registration Statement relating to the Portfolios.

    Response: Assuming that the New Investment Advisory Agreements are approved by the Participation Certificate Holders of the Portfolios, the New Investment Advisory Agreements and the fee waiver agreement relating thereto will be filed promptly after such approval as exhibits to the Registration Statement relating to the Portfolios.

3. Comment: In order for any fee waiver agreement relating to the Portfolios to be reflected in the fee table in the prospectus for the Portfolios, the fee waiver must be in effect for at least one year.

    Response: The fee waiver agreement relating to the Portfolios will provide for an initial term of at least one year from the effective date of the New Investment Advisory Agreements.

4. Comment: Please confirm that information concerning the New Investment Advisory Agreements, New Merganser and the owner of New Merganser will be reflected in an updated prospectus included in the Registration Statement relating to the Portfolios.

    Response: Assuming that the New Investment Advisory Agreements are approved by the Participation Certificate Holders of the Portfolios, information concerning the New Investment Advisory Agreements, New Merganser and the owner of New Merganser will be reflected in a “sticker” to the prospectus included in the Registration Statement relating to the Portfolios.

5. Comment: Please disclose the expected dates of the closing of the transaction whereby New Merganser will acquire substantially all of the assets of Merganser (the “Transaction”).

    Response: It is presently expected that the closing of the Transaction will take place on or about October 18, 2013. This information will be included in the Definitive Proxy Materials.

September 27, 2013

6. Comment: If New Merganser will be advising other Funds or accounts with investment objectives similar to the Portfolios, please add information with respect thereto as to the table on page 5 of the Proxy Statement. In any event, please update the information in the table.

    Response: New Merganser has advised the Registrant that as of the closing date of the Transaction, it does not expect to be advising Funds or accounts with investment objectives similar to the Portfolios other than those referred to in the table on page 5 of the Proxy Statement. Neither Merganser nor New Merganser has waived, reduced or otherwise agreed to reduce its compensation for any of the other Funds or accounts referred to in the table and the disclosure in the Proxy Statement will be revised accordingly. The only information in the table which has changed as of June 30, 2013 is assets under management for certain Funds or accounts and the table will be revised to reflect this circumstance and to reflect a June 30, 2013 “as of” date.

7. Comment: In the “Board Considerations” discussion beginning on page 6 of the Proxy Statement, the references to Merganser are confusing.

    Response: The discussion will be clarified to reflect that the decision of the Registrant’s Board of Trustees was to approve entering into the New Investment Advisory Agreements with New Merganser. This decision was based upon the understanding that the investment personnel, philosophy and practices of New Merganser would be the same as those of Merganser.

8. Comment: Will the term of the New Investment Advisory Agreements extend beyond April 30, 2014?

    Response: The term of the New Investment Advisory Agreements will not extend beyond April 30, 2014 unless such continuance is specifically approved in accordance with the terms of the New Investment Advisory Agreements and the Investment Company Act of 1940, as amended (the “1940 Act”).

September 27, 2013

9. Comment: Please discuss in the Proxy Statement the matters addressed in Section 15(f)(1)(A) and (B) of the 1940 Act.

    Response: The Proxy Statement will include a discussion of the matters addressed in these provisions, in substantially the form set forth below:

Section 15(f) of the 1940 Act

The Transaction involves the sale of substantially all of the investment advisory and asset management business of Merganser to New Merganser. Merganser and New Merganser intend for the Transaction to come within the safe harbor provided by Section 15(f) of the 1940 Act. Section 15(f) of the 1940 Act permits an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of an interest in the investment adviser, provided that two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services). New Merganser has agreed that for two years after the consummation of the Transaction it will use reasonable best efforts to refrain from imposing, or agreeing to impose, any unfair burden on either Portfolio.

Second, during the three-year period after the Transaction, at least 75% of the members of the investment company’s board of trustees cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor. At the present time, more than 75% of the Trustees are classified as Independent Trustees and following the Transaction, more than 75% of the Trustees will remain classified as such. New Merganser has agreed to use its reasonable best efforts to ensure that at all times at least 75% of the Trustees are not “interested persons” (as defined in the 1940 Act) of New Merganser for the three-year period after the completion of the Transaction.

*    *    *

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the Proxy Materials, (2) the actions of the SEC or its

September 27, 2013

staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Proxy Materials and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (312) 460-5961 or rweber@seyfarth.com, or to Dale Palka at (630) 472-7795 or palka.pif@bcsf.com.

Very truly yours,

/s/ Robert F. Weber

Robert F. Weber

RFW/ko

cc:	Mr. Dale E. Palka